Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Six months ended
June 30, 2006
Earnings:
Income from continuing operations before income taxes	$156.4
Minority interest in income of consolidated subsidiaries	15.4
Less: Equity earnings	(45.3)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	126.5

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	356.5
Rental expense representative of interest factor	8.5

Total fixed charges	365.0

Distributed income of equity-method investees	38.4

Less:
Capitalized interest	(7.0)

Total earnings as adjusted	$522.9

Fixed charges	$365.0

Ratio of earnings to fixed charges	1.43